

September 23, 2010

Mr. Edward C. DeFeudis
President and Chief Financial Officer
WikiLoan, Inc.
1093 Broxton Avenue, Suite 210
Los Angeles, CA 90024

> **Re: WikiLoan, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2010**
> **Filed June 21, 2010**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2010**
> **Filed September 13, 2010**
> **File No. 033-26828**

Dear Mr. DeFeudis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your independent accountant's report, as included in your Form 10-K, does not include the name of the accounting firm or a conformed signature. Please amend your filing to provide an independent accountant's report that fully complies with Item 2-02(a) of Regulation S-X and Rule 302 of Regulation S-T. Please ensure that your amendment complies with Exchange Act Rule 12b-15.

Note 7. Convertible Notes Payable, page F-9

2. We note you have convertible notes payable outstanding at each of January 31, 2010, January 31, 2009 and at July 31, 2010 which were issued in current and prior periods. It appears that the conversion feature of each of these notes is based on a conversion price equal to the ten day average closing price of your common stock multiplied by a factor ranging from .75 to .80 of such ten day average closing price. Therefore, it appears that each of these convertible notes payable may have had a beneficial conversion feature at the time of issuance. Please tell us how you considered the guidance in ASC 470-20-25-4 through 25-9 and ASC 470-20-30-3 through 30-10 in recognizing the beneficial conversion features for each issuance of these notes payable in your financial statements and how your accounting was in accordance with GAAP.

Forms 10-Q for Fiscal Quarters Ended April 30, 2010 and July 31, 2010

Certifications

3. Please amend these filings to provide the certifications of your Chief Executive Officer required by Item 601(B)(31)(i) and (32) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding the comments or any other matters.

Sincerely,

Jennifer Thompson
Branch Chief